UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

SatixFy Communications Ltd.

(Name of Issuer)

Ordinary Shares, no par value per share

(Title of Class of Securities)

M82363 124

(CUSIP Number)

Chandra Patel

Endurance Antarctica Partners, LLC

200 Park Avenue, 32nd Floor

New York, NY 10166

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 20, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M82363 124	13D	Page 2

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Endurance Antarctica Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,035,096*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 10,035,096*
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,035,096*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%*
14.	TYPE OF REPORTING PERSON (see instructions) HC

* See Item 5 of this Schedule 13D/A.

CUSIP No. M82363 124	13D	Page 3

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ADP Endurance, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,035,096*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 10,035,096*
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,035,096*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%*
14.	TYPE OF REPORTING PERSON (see instructions) HC

* See Item 5 of this Schedule 13D/A.

CUSIP No. M82363 124	13D	Page 4

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chandra R. Patel
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,035,096*
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 10,035,096*
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,035,096*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%*
14.	TYPE OF REPORTING PERSON (see instructions) IN

* See Item 5 of this Schedule 13D/A.

CUSIP No. M82363 124	13D	Page 5

This Amendment No. 1 to Schedule 13D relates to the ordinary shares, no par value (“Ordinary Shares”), of SatixFy Communications Ltd., a limited liability company organized under the laws of the State of Israel (the “Issuer”) and amends the initial statement on Schedule 13D filed by the undersigned on October 27, 2022, as specifically set forth herein.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D relates to the ordinary shares, no par value (“Ordinary Shares”), of SatixFy Communications Ltd., a limited liability company organized under the laws of the State of Israel (the “Issuer”), having its principal executive offices at 12 Hamada St., Rehovot 670315 Israel.

The percentages of beneficial ownership reflected in this Schedule 13D are based upon 80,672,674 Ordinary Shares of the Issuer outstanding as of December 12, 2022, as reported in the Issuer’s registration statement on Form F-1 filed with the Securities and Exchange Commission on December 16, 2022.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a)        This Schedule 13D is filed jointly on behalf of (i) Endurance Antarctica Partners, LLC, a Cayman Islands limited liability company (the “Sponsor”), (ii) ADP Endurance, LLC, a Delaware limited liability company (“ADP Endurance”), and (iii) Chandra R. Patel, a citizen of the United Kingdom (“Chandra Patel” and, together with the Sponsor and ADP Endurance, the “Reporting Persons”).

The Sponsor is the record holder of the shares reported herein. The Sponsor is controlled by ADP Endurance. The members of ADP Endurance who share voting and investment control are Chandra R. Patel, a citizen of the United Kingdom, Richard C. Davis, a citizen of the United States, and Graeme Shaw, a citizen of the United States, each of whom maintains an address at 200 Park Avenue, 32nd Floor, New York, NY 10166. Consequently, each of ADP Endurance, Chandra R. Patel, Richard C. Davis and Graeme Shaw disclaims beneficial ownership of the reported securities held by the Sponsor, except to the extent of his/its indirect pecuniary interest therein. This report shall not be deemed an admission that either ADP Endurance, Chandra R. Patel, Richard C. Davis or Graeme Shaw are the beneficial owners of such securities for any purposes.

With respect to securities of the Issuer held by the Sponsor, Richard C. Davis and Graeme Shaw exercise no control over the voting or investment of such securities pursuant to internal policies of the Sponsor and ADP Endurance. Such internal policies may be amended or cancelled at the Sponsor’s and ADP Endurance’s discretion.

(b)        The business address of each of the Reporting Persons is c/o Antarctica Capital, LLC, 200 Park Avenue, 32nd Floor, New York, NY 10166.

(c)        The present principal business of each of the Reporting Persons is that of making private equity and related investments.

(d)        To the best knowledge of the Reporting Persons, none of the entities or persons identified in the previous paragraphs of this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)        To the best knowledge of the Reporting Persons, none of the entities or persons identified in the previous paragraphs of this Item 2 has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)         Each of the Reporting Persons’ jurisdiction of incorporation is listed in (a) above.

Item 3. Source or Amount of Funds or Other Consideration.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On December 20, 2022, the Sponsor exercised 3,364,904 Warrants on a cashless basis and the Issuer issued 2,000,000 Ordinary Shares to the Sponsor. The Sponsor has determined to sell some or all of its holdings of Ordinary Shares in the open market, in private transactions or otherwise, on such terms and at such times as the Sponsor may deem advisable. The number of Ordinary Shares the Sponsor ultimately sells and the timing thereof will depend on many factors, including the trading market for the Ordinary Shares at prices that would make the sale of Ordinary

CUSIP No. M82363 124	13D	Page 6

Shares desirable, the availability of vehicles other than open market sales through which Ordinary Shares can be sold, general market and economic conditions, and other factors the Sponsor deems relevant.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a), (b) The following disclosure assumes that there are 80,672,674 Ordinary Shares of the Issuer outstanding as of December 12, 2022, as reported in the Issuer’s registration statement on Form F-1 filed with the Securities and Exchange Commission on December 16, 2022.

The Reporting Persons, collectively, beneficially own a total of 10,035,096 Ordinary Shares (including the Unvested Sponsor Interests, the Escrow Shares and the Price Adjustment Shares, which are subject to certain vesting provisions), all of which are held directly by the Sponsor and which in the aggregate represent 12.4% of the Issuer’s outstanding Ordinary Shares.

The Sponsor is controlled by ADP Endurance. The members of ADP Endurance who share voting and investment control are Chandra R. Patel, Richard C. Davis and Graeme Shaw. Consequently, each of ADP Endurance, Chandra R. Patel, Richard C. Davis and Graeme Shaw disclaims beneficial ownership of the reported securities held by the Sponsor, except to the extent of his/its indirect pecuniary interest therein. This report shall not be deemed an admission that either ADP Endurance, Chandra R. Patel, Richard C. Davis or Graeme Shaw are the beneficial owners of such securities for any purposes.

(c)        Except as set forth herein, each of the Reporting Persons reports that neither it, nor to its knowledge, any other person named in Item 2 of this Schedule 13D, has effected any transactions in shares of Ordinary Shares during the past 60 days.

(d)        Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.

(e)        Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

With respect to securities of the Issuer held by the Sponsor, Richard C. Davis and Graeme Shaw exercise no control over the voting or investment of such securities pursuant to internal policies of the Sponsor and ADP Endurance. Such internal policies may be amended or cancelled at the Sponsor’s and ADP Endurance’s discretion.

Item 7. Material to Be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

Exhibit No.	Description

99.1	Joint Filing Agreement.

CUSIP No. M82363 124	13D	Page 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENDURANCE ANTARCTICA PARTNERS, LLC

By: ADP Endurance, LLC
Its: Managing Member

/s/ Chandra Patel
Chandra Patel
Authorized Signatory